United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 2, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

September 1-30, 2017

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Additional Shares Listing	September 5, 2017
PDMR Sale of Shares	September 28, 2017
Total Voting Rights at September 30, 2017	September 30, 2017

Coca-Cola European Partners plc - September 5, 2017

Additional Shares Listing

Coca-Cola European Partners plc (the ‘Company’) has issued and allotted 1,656,131 new ordinary shares of €0.01 each (the ‘Shares’) under three employee share schemes: (1) The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, (2) the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan and (3) The Coca-Cola European Partners plc Long-Term Incentive Plan 2016.
Accordingly, an application has been made to the Financial Conduct Authority for the Shares to be admitted to listing on the Official List and to Euronext for the Shares to be admitted to Euronext London. Admission of the Shares is expected on 6 September 2017.
The Shares will rank pari passu with the existing shares of the Company.

Coca-Cola European Partners plc – PDMR Acquisition of Shares
September 28, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

Coca-Cola European Partners plc – Total Voting Rights at September 30, 2017
September 30, 2017

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 September 2017, Coca-Cola European Partners plc had 484,413,555 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,413,555 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 2, 2017	By:
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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